

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 10, 2017

Daqing (David) Ye
Chief Executive Officer
Jianpu Technology Inc.
21/F Internet Finance Center
Danling Street, Beijing
People's Republic of China

      Re: Jianpu Technology Inc.
          Amendment No. 1 to
          Confidential Draft Registration Statement on Form F-1
          Submitted September 21, 2017
          CIK No. 0001713923

Dear Mr. Ye:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated September 7, 2017.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Use of Proceeds, page 53

1.   Further to prior comment 5, it remains unclear from the fourth paragraph on page 53 the amount of offering proceeds, if any, that you may contribute or loan to your subsidiaries or VIE without needing to satisfy further registration requirements or seek additional approvals. Please advise and revise as appropriate.

Corporate History and Structure, page 61

2.   We note your response to prior comment 6 regarding your pending restructuring transaction. To add clarity, please consider adding a diagram of your current organizational structure that shows where each entity's assets and liabilities will be

transferred in the new organizational structure diagram on page 63. Further, please clarify the name of your current wholly-foreign owned enterprise. In this section, you refer to your WFOE as Beijing Ronglian Century Information Technology Co., Ltd., but on pages F-8 and F-45 this entity is referred to as Beijing Ronglian Shiji Information Technology Co. Limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 72

3.   We note your response to prior comment 12 regarding the retention of your user base and use of average monthly active users as a key metric. Please revise page 7 and this section to clarify whether all "active users" are "registered users" or whether the active user metric also includes unregistered user traffic.

Results of Operations

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016, Page 88

4.   We note from your disclosures that the majority of the increase in your sales and marketing expenses is due to an increase in marketing and advertising expenses. Please revise to provide enhanced qualitative and quantitative disclosures to explain the increase in marketing and advertising expense for each period presented. Indicate whether this increasing trend will continue and describe whether any of the advertising is directly associated with your revenue. Please describe the nature or type of the advertisements and indicate whether you intend to sustain this level of advertising since it represents a substantial majority of your sales and marketing expenses. This appears to be important information necessary to understanding your results of operations.

Business

Our Strengths, page 106

5.   We refer to your response to prior comment 19 regarding your impartiality as an independent platform. While it appears that the co-branded credit cards and technology-enabled online lending business may be limited in nature, please nevertheless revise your disclosure on pages 1, 105, 107 and 111 stating that you do not offer your own products to clarify the exceptions to this statement.

Management

Board of Directors, page 133

6.   In response to prior comment 24, you do not appear to have addressed whether you will be exempt from any exchange corporate governance rules due to your status as a foreign private issuer and any home rule exemptions. Please revise accordingly.

Related Party Transactions, page 142

7.   Your response to prior comment 28 does not appear to address whether any of your purchasers of your Series A, B, C and D Preferred Stock of RONG360 Inc. in the past three years received any material rights, such as the appointment rights for your directors, pursuant to existing agreements with these shareholders. Please revise.

Consolidated Financial Statements

Note 1. Nature of Operations and Reorganization

Basis of Presentation for the Reorganization, page F-10

8.   We note your response to prior comment 34. Please describe the terms and conditions associated with the intellectual property license agreement.

Note 2. Summary of Significant Accounting Policies

(k)   Revenue Recognition, page F-21

9.   We note from your response to prior comment 35 that the price is not determined by the size or duration of the loan underlying each recommendation. Please clarify this statement since your disclosures on page 73 that indicate your average fee per loan decreased as a result of decreases in the average loan size and duration.

10.   We note from your response to prior comment 36 that the key evidence you obtain from your customers for the revenue recognition of the credit card recommendation fees includes daily reports and that you have direct access to data on computer systems for some credit card issuers. Tell us whether you estimate your credit card recommendation fees based on the daily reports and direct access to data on computer systems. Clarify your disclosures that seem to suggest that revenue is recognized on a monthly basis after you receive the monthly statements provided by the credit card issuer. Tell us when you believe revenue is fixed or determinable for these arrangements.

Note 17. Restricted net assets, page F-39

11.   We refer to your response to prior comment 42. Please provide us with your test on the restricted net assets when such information becomes available.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP